

June 14, 2007

<u>Via Facsimile (213)629-5063 and U.S. Mail</u>

Kenneth J. Baronsky, Esq.
Milbank Tweed Hadley & McCloy LLP
601 S. Figueroa Street, 30th Floor
Los Angeles, California 90017

      Re: Station Casinos, Inc.
              Revised Schedule 14A filed June 8, 2007
              File No. 1-12037
              Schedule 13E-3/A filed by Station Casinos, Inc., et al. on June 8, 2007
              File No. 5-48915

Dear Mr. Baronsky:

      We have reviewed the filing listed above and have the following additional comments.

Proxy Statement

<u>Special Factors, page 17</u>

<u>--Background of the Merger, page 17</u>

1.   We note your response to our previous comment number 6; however, it still remains unclear as to why the Fertittas approached Firm A. For example, did they seek Firm A's participation as an investor or its assistance to identify potential investors?

2.   We note your response to our previous comment number 8. Describe the analysis in more detail, quantifying to the extent practicable. Further, Colony would appear to be an affiliate of the company for purposes of the going private transaction and, accordingly, the analysis provided by E&Y may be a 1015 report. Please advise.

3.   We note your response to our previous comment number 9 and cannot agree that the leveraged recapitalization analysis is not an Item 1015 report. In this regard, we note that the special committee compared the merger consideration to the potential value that may result from a leveraged recapitalization as a factor supporting its fairness determination. See the first bullet on page 26.

Recommendation of the Special Committee …, page 26

4.   We note the disclosure added in response to our previous comment number 12. Please expand to quantify to the extent practicable.

      Please promptly amend the Schedules 13E-3 to comply with our comments. Provide the information we request supplementally in a letter "tagged" as correspondence and filed via EDGAR.

      Direct any questions to me at (202) 551-3265 or by facsimile at (202) 772-9203

                                      Sincerely,

                                      Pamela Carmody
                                      Special Counsel
                                      Office of Mergers
                                      and Acquisitions